

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Oliver Graham
Chief Executive Officer and Director
Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg

      Re: Ardagh Metal Packaging S.A.
           Draft Registration Statement on Form F-4
           Filed August 17, 2021
           File No. 377-05383

Dear Mr. Graham:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Andi Carpenter at 202-551-3645 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing